DREWRYS BREWING COMPANY
5402 Brittany Drive
McHenry, IL 60050

August 2, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.   20549

Attention:             John Reynolds, Assistant Director
Ronald E, Alper, Staff Attorney
Raquel Howard, Staff Accountant
Tia Jenkins, Senior Assistant Chief Accountant

Re:           Drewrys Brewing Company Form S-1 Registration Statement (Registration No.
333-173309) originally filed April 5, 2011, as amended

Acceleration Request

Requested Date:

August 6, 2012

Requested Time:

4:01 PM Eastern Time

Ladies and Gentlemen:

Drewrys Brewing Company (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Claudia J. McDowell and M. Lisa Odom, both of whom are attorneys with the Registrant’s outside legal counsel, McDowell Odom LLP, to orally modify or withdraw this request for acceleration.

United States Securities and Exchange Commission
Division of Corporation Finance
August 2, 2012

The Registrant hereby acknowledges that:

•   should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. McDowell at (661) 449-9630, or in her absence, Ms. Odom at (661) 449-9630.

Sincerely,

DREWRYS BREWING COMPANY

/s/ Francis Manzo
      Francis Manzo
      Chief Executive Officer

cc:            McDowell Odom LLP